For the fiscal year ended 5/30/00
File number 811-8753




                        SUB-ITEM 77J

Developing Markets Equity Fund

Reclassification of Capital Accounts: The Fund accounts for and reports distributions to shareholders in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies.
The effect of applying this statement was to increase undistributed net investment income by $65,280, decrease accumulated net realized gain on investments by $25,094 and decrease paid-in capital in excess of par by $40,186 due to nondeductible expenses and foreign withholding taxes. Net investment income, net realized gains and net assets were not affected by these changes.


                        SUB-ITEM 77J

Developing Markets Latin America Equity Fund

Reclassification of Capital Accounts: The Fund accounts for and reports distributions to shareholders in accordance with the American Institute of Certified Public Accountants
(AICPA) Statement of Position 93-2:  Determination,
Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by
Investment Companies. The effect of applying this statement was to decrease accumulated net investment loss by $1,007 and increase accumulated net realized gain on investments and foreign currency transactions by $10,523, and decrease paid in capital in excess of par by $11,530 due to the Fund experiencing a realized foreign currency loss, nondeductible stock issuance expenses and reclass of current year net operating loss.
Net investment income, net realized gain and net assets were not affected by these changes.